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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              REPORT ON FORM 6-K DATED FOR THE MONTH OF June , 2005

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                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [ ]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [ ]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  June 10, 2005
                                        By:     /s/ Mira Watterman
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                                        Name:   Mira Watterman
                                        Title:  Executive Assistant to the CEO

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                   SHAMIR OPTICAL INDUSTRY LTD (THE "COMPANY")
           NOTICE OF THE CONVENING OF AN EXTRAORDINARY GENERAL MEETING

The Company hereby respectfully gives notice of the convening of an extraordinary general meeting of shareholders of the Company, to be held on Monday, July 18, 2005, at 11:00 a.m. (Tel Aviv time), at the offices of M. Seligman & Co., Attorneys-at-Law, 23 Menachem Begin Street, Tel Aviv, Israel.

The agenda of the extraordinary meeting is the submission of the appointment of Messrs. Amos Netzer and Ami Samuels as external directors of the Company to a vote of the shareholders of the Company.

The majority required to adopt the resolution in this matter is a simple majority of the votes, provided that one of the following shall apply: (a) the majority of votes shall include at least one third of all the votes of shareholders who are not the controlling shareholders of the Company or any party acting on their behalf and who participate in the voting; abstaining votes shall not be taken into account in calculating the total votes of these shareholders; or (b) the total number of opposing votes from such shareholders shall not exceed one percent of the total voting rights in the Company.

The record date for determining entitlement to participate in and vote at the meeting, in accordance with section 182(b) of the Israeli Companies Law, 5759-1999, shall be Wednesday, June 15, 2005 (the "Record Date"). A shareholder who holds shares of the Company through the Israeli Transfer Agent shall furnish to the offices of M. Seligman & Co., Attorneys-at-Law, at the address recorded above (fax: +972 3-5669355), no later than 24 hours before the time of the meeting, confirmation from the stock exchange member with whom its right to the share is registered regarding its title to the share on the Record Date. The confirmation shall include the details specified in Regulation 2 and in Form 1 of the Addendum to the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at the General Meeting), 5760-2000.

Shareholders who wish to vote at the meeting by means of a proxy are obliged to deposit the proxy at the offices of M. Seligman & Co., Attorneys-at-Law, at the address recorded above no later than two hours before the time of the meeting.

The discussion at the meeting shall be commenced if a quorum is present, which is constituted by two or more members who are present in person or proxy, or who have delivered a proxy card and who together hold shares conferring no less than one-third (33 1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the meeting, the meeting shall be adjourned to Monday, July 25, 2005, at the same time and place. At the adjourned meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, shall constitute a quorum.

The wording of the resolutions up for vote and the declaration of the candidates for service as external director may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee, Israel during normal business hours and by prior coordination with Mr. Amir Hai, the Chief Financial Officer of the Company (Tel: +972 4-6947810).

                                                     SHAMIR OPTICAL INDUSTRY LTD